

September 8, 2010

Mr. Alan D. Gold
Chief Executive Officer
BioMed Realty Trust, Inc.
17190 Bernardo Center Drive
San Diego, CA 92128

      RE: **BioMed Realty Trust, Inc.**
                  Form 10-K for the Fiscal Year Ended ended December 31, 2009
                  Filed February 12, 2010
                  Proxy Statement on Schedule 14A
                  Filed April 13, 2010
                  File No. 1-32261

Dear Mr. Gold:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                     Sincerely,

                                     Linda van Doorn
                                     Senior Assistant Chief Accountant